UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
   Nature of Amendment: Increased the number of authorized shares of Class C Common Stock and updated the investment bonus shares structure to be more favorable to investors.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Frozen Puck Labs, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     April 11, 2023

Physical address of issuer
390 NE 191st St, STE 8455, Miami, FL 33179

Website of issuer
frozenpucklabs.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class C Common Stock

Target number of Securities to be offered
1,262

Price (or method for determining price)
$7.93

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
September 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,770.00	N/A
Cash & Cash Equivalents	$2,320.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$1,903.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$9,133.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 15, 2024

FORM C/A

Up to $5,000,000.00

Frozen Puck Labs, Inc.



Class C Common Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Frozen Puck Labs, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class C Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive a cash fee of 5% of the amount raised in the Offering and securities in an amount equal to 2% of the total securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$500.00	$9,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$250,000.00	$4,750,000.00

(1) The Intermediary will receive 5% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at frozenpucklabs.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual

report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 15, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO

REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: frozenpucklabs.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Frozen Puck Labs, Inc. (the "Company") is a Delaware Corporation, formed on April 11, 2023.

The Company is located at 390 NE 191st St, STE 8455, Miami, FL 33179.

The Company's website is frozenpucklabs.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

At Frozen Puck Labs, Inc., we are dedicated to designing and developing innovative video games that celebrate and support the courageous efforts of first responders. Founded in 2023, our Company is committed to creating immersive and engaging gaming experiences that highlight the challenges, heroism, and camaraderie of those who serve on the front lines. We sell digital and physical copies of our video games worldwide for $59.99 per game, with additional revenue coming from in-app purchases averaging $19.99 per user, with the majority of purchases coming from the 212.6M+ gamers in the United States & Canada.

The Offering

Minimum amount of Class C Common Stock being offered	1,262
Total Class C Common Stock outstanding after Offering (if minimum amount reached)	1,262
Maximum amount of Class C Common Stock	630,518
Total Class C Common Stock outstanding after Offering (if maximum amount reached)	630,518
Purchase price per Security	$7.93
Minimum investment amount per investor	$500.00
Offering deadline	September 30, 2025
Use of proceeds	See the description of the use of proceeds on page 35 hereof.
Voting Rights	No voting rights. See the description of the voting rights on page 45 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our video games is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distribution networks and thus may be better equipped than us to develop and commercialize video games. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our video games will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors in the United States and Canada because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of video games, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor

to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly

develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Evolving tax and safety regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Federal Trade Commission & the Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of products are subject to governmental regulation that control such matters as quality and safety, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including

fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute video games and electronic content and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as game design & development companies for contract and overflow work and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering

into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic

relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company's director, Markin Schackner, filed for bankruptcy.
Martin Schackner filed for Chapter 7 bankruptcy in July 2008. The bankruptcy case was discharged and closed in July 2013. Details, including decision and order, about the bankruptcy case, can be found here.

Risks Related to the Securities

The Class C Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class C Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class C Common Stock. Because the Class C Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class C Common Stock may also adversely affect the price that you might be able to obtain for the Class C Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities

registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of officers and directors.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Material changes to the Offering will cancel pending investments unless you reconfirm your commitment.

Material changes to an offering include but are not limited to: a change in minimum offering amount, change in the security price (except as otherwise described in this Form C/A with respect to participation in tranches with at discounted prices), change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be cancelled and the funds will be returned.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of Securities or securities convertible into the Securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Class C Common Stock.

The Securities in this Offering are Non-Voting and have no protective provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

At Frozen Puck Labs, Inc., we are dedicated to designing and developing innovative video games that celebrate and support the courageous efforts of first responders. Founded in 2023, our Company is committed to creating immersive and engaging gaming experiences that highlight the challenges, heroism, and camaraderie of those who serve on the front lines. We sell digital and physical copies of our video games worldwide for $59.99 per game, with additional revenue coming from in-app purchases averaging $19.99 per user, with the majority of purchases coming from the 212.6M+ gamers in the United States & Canada.

Business Plan

Frozen Puck Labs, Inc. aims to initially develop and sell 3-5 high-quality, mission-driven video games over a 5-8 year period, with a targeted revenue generation of approximately $120 million per game on the high-end & $60 million per game on the low-end. This plan leverages our unique focus on first responder-themed games which position us for approximately $500M in total revenue over 5-8 years.

Key Strategies

Strategic Game Development: We will roll out a series of titles under the "Heatwave Heroes" franchise, starting with "Heatwave Heroes: Firefighters Unite." Each game will focus on different aspects of first responder roles, from firefighting to paramedics and law enforcement, ensuring both variety and depth in gameplay. We utilize licensing agreements with large union associations around the world.

Revenue Generation: Revenue generation will be achieved through a combination of direct sales, in-game purchases, and expansions or downloadable content (DLC) that enhance the core gaming experience. We will also explore licensing opportunities, particularly with educational institutions, first responder organizations, and media partnerships that can amplify our reach and revenue streams.

Market Penetration and Brand Building: Our marketing efforts will target both gamers and first responder communities, leveraging social media, influencer partnerships, and strategic collaborations with first responder unions and organizations. By building a strong brand around the "Heatwave Heroes" franchise, we aim to create a loyal fan base that eagerly anticipates each new release, driving consistent sales and community engagement.

Partnerships and Collaborations: We will actively pursue partnerships with organizations that support first responders, as well as with technology companies that can enhance our games' realism and performance. Collaborations with educational bodies will also be key, positioning our games as tools for training and awareness, thereby opening additional revenue channels.

Long-Term Vision: By the end of the 5-8 year period, Frozen Puck Labs, Inc. intends to establish itself as the leading developer of first responder-themed games, with a proven track record of commercial success and a strong reputation for innovation and impact. Each successful release will not only generate significant revenue but also strengthen our position in the industry, setting the stage for future growth and diversification into related genres or technologies. This plan, supported by our commitment to quality, innovation, and community, positions Frozen Puck Labs,

Inc. to achieve substantial success while making a meaningful contribution to the recognition and appreciation of first responders globally.

The Company's Products and/or Services

Product / Service	Description	Current Market
Heatwave Heroes: Firefighters Unite	"Heatwave Heroes: Firefighters Unite" is an immersive strategy and simulation video game that places players in the vital role of firefighters. The game combines high-adrenaline action with real-world firefighting tactics and educational content. It's designed not only to entertain but also to inform players about the crucial role of firefighters and the importance of fire safety.	212.6 million Americans play video games at least one hour a week. 62% of adults (18+) play video games. 76% of kids under 18 play video games. 75% of players play at least 4 hours of games a week, across all platforms. Source: entertainment software association: 2023 Essential Facts about the U.S. Video Game Industry

Our first AAA-quality game, Heatwave Heroes: Firefighters Unite, in partnership with the IAFF (International Association of Fire Fighters Union) will be the first product in the Heatwave Heroes Game Franchise. The franchise will be owned and distributed by our wholly-owned subsidiary, Heatwave Heroes LLC.

We currently plan to distribute video games through digital downloads and physical game copies. It is still to be determined on which retail locations, if any, these physical games will be made available to be purchased through. With the recent trend towards cloud-based games on consoles, we anticipate the majority of our sales and distribution will be digital.

For consideration are the following platforms:

Steam Store for PC: https://store.steampowered.com/
Google Play: https://play.google.com/store/games?hl=en_US
Apple App Store: https://www.apple.com/app-store/
Nintendo Switch: https://www.nintendo.com/us/store/games/

Competition

The Company's primary competitors are Activision Blizzard, Electronic Arts (EA), Microsoft (Xbox Game Studios), Take-Two Interactive, and Epic Games.

Frozen Puck Labs, Inc. is carving out a unique niche in the highly competitive video game industry by focusing exclusively on games that celebrate and support first responders. While the industry is dominated by giants like Activision Blizzard and Electronic Arts, our Company differentiates itself through a mission-driven approach that blends high-quality entertainment with real-world education and awareness. We compete by targeting a specific yet underserved market segment— first responders, their families, and supporters—while also appealing to a broader audience interested in strategy, simulation, and action-packed gaming experiences. By creating authentic, immersive games like "Heatwave Heroes: Firefighters Unite," we provide players with a unique perspective on the heroics of first responders, setting us apart from traditional game developers. Additionally, our strong partnerships with first responder organizations and unions further enhance our credibility and reach, allowing us to build a loyal community and foster brand advocacy. In this way, Frozen Puck Labs, Inc. competes not just on the basis of game quality, but also through a compelling narrative that resonates with both niche and mainstream audiences.

Supply Chain and Customer Base

The labor and technology needed has been sourced and acquired in order to execute on the 24-month game design and development timeline. Game development consists of multiple contracted teams to execute portions of the game in an iterative waterfall style development cycle.

The Company's customers are individual gamers world-wide, first responders and their family members and friends, Unions and supporting organizations to help drive the brand message and overall game sales.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
98690974	IC 035: Marketing services in the field of video and computer games. IC 041:Animation production services; Production of video and computer game software. IC 042: Design and development of computer game software; Designing and modifying computer programs and video games for others; Providing quality assurance services in the field of video and computer game software.	FROZEN PUCK LABS (Word Mark)	August 9, 2024	Pending	USA
98691316	IC 035: Marketing services in the field of video and computer games. IC 041: Animation production services; Production of video and computer game software. IC 042: Design and development of computer game software; Designing and modifying computer programs and video games for others; Providing quality assurance services in the field of video and computer game software.	FROZEN PUCK LABS (Logo Mark)	August 9, 2024		United States

98690602	IC 009: Downloadable computer game software; Recorded video game programs; Video game cartridges and cassettes; Video game cartridges and discs. IC 025: Hats; Pants; Sweatshirts; Clothing jackets; Clothing jerseys; T-shirts.	HEATWAVE HEROES	August 9, 2024		United States

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 390 NE 191st St, STE 8455, Miami, FL 33179

The Company conducts business in Florida.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Heatwave Heroes LLC	Limited liability company	Delaware	August 15, 2024	100%
Penguin Posse Club LLC	Limited liability	Missouri	December 20, 2022	100%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$500	5.00%	$250,000
Campaign marketing expenses or related reimbursement	25.00%	$2,500	25.00%	$1,250,000
Estimated Attorney Fees	5.00%	$500	5.00%	$250,000
Estimated Accountant/Auditor Fees	4.00%	$400	4.00%	$200,000
General Marketing	10.00%	$1,000	10.00%	$500,000
Future Wages	15.00%	$1,500	15.00%	$750,000
Accrued expenses of managers, officers, directors or employees	2.00%	$200	2.00%	$100,000
Repayment of Debt	5.00%	$500	5.00%	$250,000
General Working Capital	29.00%	$2,900	29.00%	$1,450,000
Total	**100.00%**	**$10,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: On the basis that all current allocations are not needed on their upper limits. If this is the case, we would reallocate the remainder to the general working capital fund.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Martin Schackner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, August 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

First Wall Street Capital Corp, Chief Financial Officer, 2013 – Present
Providing decades of experience in all facets of real estate investments, including asset and property management. Holds commercial real estate brokerage licenses and supervises these activities for First Wall Street.

La Fuerza Community Development Corporation, Board Member, 2013 - Present
A not-for-profit organization dedicated to promote community development by providing economic growth opportunities to low-income, minority and women owned enterprises. We focus on low-income minority neighborhoods where the barriers of language, culture, and conventional lending have hindered the growth of small businesses. Through our programs of business education, development services as well as access to capital and ongoing support, we can increase the creation of stable and vibrant communities. Founded and Incorporated in 2001, La Fuerza CDC is certified by the U.S. Department of the Treasury as a Community Development Financial Institution (CDFI).

Education

BA in Accounting and Information Systems - Queens College
MBA in Taxation - St. John's University
Certified Public Accountant-State of New York Real Estate Broker - State of New York
Notary Public-State of New York

Name

Nic Peterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, August 2024 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Success Finder, Partner, March 2022 - Present
Oversee strategic partnerships and product development.

Mastery Mode, Co-Founder, 2017 - July 2023
Developed and marketed systems and programs from original intellectual property that were then distributed to consumers.

Relentless Dietetics, Founder, May 2015 - May 2017
Developed and marketed systems and programs to help people make dietary choices, and to plan and evaluate nutritional care for individuals and groups.

Relentless Family, Founder, April 2011 - May 2015
Overall financial and operational oversight and support.

Education

Eastern Washington University, 2008-2011

Name

Evan Kirsch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founder and CEO, May 2023-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Frozen Puck Labs, Inc., Director, Founder and Chief Executive Officer, May 2023 - Present
Responsible for the financial and operational success of the organization through oversight of sales, product development, marketing and corporate governance.

Avanti3, Inc., Director, Co-Founder and Chief Technology Officer, January 2024-Present
Oversee the technical product development by leveraging my vast network of Web2 and Web3 developers.

Thinking Bigger Media LLC, Owner, August 2020 - Present
Acquired this small business magazine in 2020 which now serves as an online resource for educating and inspiring small business owners across the nation.

MAKE Digital Group, Chief Operating Officer, January 2013 - August 2017
Chief Executive Officer, September 2017 - December 2023
Founder, January 2024 - Present
Board level oversight and annual financial planning.

Education

University of Missouri-Kansas City, Bachelor of Business Administration, Entrepreneurship/Entrepreneurial Studies, 2010-2012

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Common Stock
Amount Authorized	6,500,000
Amount outstanding	6,500,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The securities offered pursuant to Regulation CF will be diluted if the Company authorizes the issuance of more shares of Class A Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	51.55%
Other Material Terms or information.	N/A

Type of security	Class B Common Stock
Amount authorized	7,108,000
Amount outstanding	6,108,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The securities offered pursuant to Regulation CF will be diluted if the Company authorizes the issuance of more shares of Class B Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	48.45%
Other Material Terms or information.	The Amount Outstanding figure above includes 1M shares of Class B Common Stock reserved for issuance under the Company's 2023 Amended and Restated Equity Incentive Plan. No shares have yet been issued under the Plan.

Type of security	Class C Common Stock
Amount authorized	4,000,000
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The securities offered pursuant to Regulation CF will be diluted if the Company authorizes the issuance of more shares of Class C Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%
Other Material Terms or information.	These are the securities being issued in this Regulation CF Offering

Other as described above, there are no differences between the Class C Common Stock issued pursuant to Regulation CF and each other class of security of the Company.

DEBT OUTSTANDING

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	John F. Kirsch
Amount outstanding	$100,000.00
Interest rate and payment schedule	30% APY 12-month repayment in full
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	July 30, 2025
Other material terms	N/A

PRIOR OFFERINGS

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Common Stock	6,500 *	$10,000.00	Pitch deck, legal fees	June 1, 2023	Section 4(a)(2)
Class B Common Stock	1,393 *	$2,143.08	Pitch deck, legal fees	August 12, 2024	Section 4(a)(2)
Class B Common Stock	1,393 *	$2,143.08	Pitch deck, legal fees	August 12, 2024	Section 4(a)(2)
Class B Common Stock	2,322 *	$3,575.88	Pitch deck, legal fees	September 16, 2024	Section 4(a)(2)

* These shares were subject to a 1:1000 forward stock split, effective as of September 18, 2024, such that each 1 share was split into 1000 shares.

Concurrently with this Offering, the Company is conducting an offering of its Class C Common Stock under Rule 506(c) of Regulation D to raise up to $16,750,000.00 on substantially the same terms as this Offering (the "Reg D Offering").

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $100,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by two individuals and one entity. Those individuals are Evan Kirsch and Nic Peterson, along with First Wall Street Capital Corp. as the entity.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (i.e., Class A Common Stock), calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Evan Kirsch	100.0%

Following the Offering, the Purchasers will own 0.01% of the Company on a fully diluted basis if the Minimum Amount is raised and 7.28% on a fully diluted basis if the Maximum Amount is raised. The foregoing percentages will be subject to dilution by the shares issued in the Reg D Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we should have enough liquidity to execute our business plan until May 2025. We intend to be profitable by January 2025. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third party contractors to execute our game design and development roadmap efficiently.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on building and maintaining a world-class AAA game design and development team that can execute our go-to-market strategy over a 24-month period. A core focus will be on generating pre-sales through strategic partnerships to achieve a minimum of 153,250 pre-sales to breakeven on the initial game debut. The average big box retailer targets between 5M and 6M copies sold for a AAA-quality game. We hope to position ourselves similarly through strategic partnerships that drive game acquisition and engagement. Our target is 1M to 2M copies sold over a 5-year period.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company intends to raise an additional $16,750,000.00 from the concurrent Reg D Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 630,518 shares of Class C Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreTransfer.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold and maximum Bonus Shares issued), our authorized capital stock will consist of (i) 6,500,000 shares of Class A Common Stock, par value $0.0001 per share, of which 6,500,000 shares will be issued and outstanding, and (ii) 7,108,000 shares of Class B Common Stock, par value $0.0001 per share, of which 5,108,000 shares will be issued and outstanding and 1,000,000 shares reserved for issuance under the 2023

Amended and Restated Equity Incentive Plan; and (iii) 4,000,000 shares of Class C Common Stock, par value $0.0001 per shares, of which 3,786 shares will be issued and outstanding.

Voting and Other Rights

The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). All Class B Common Stock and Class C Common Stock shall be non-voting stock and to the full extent permitted by applicable law, all holders of Class B Common and Class C Common Stock shall not be entitled to vote any share of such class of Common Stock at any meeting of the stockholders (or written actions in lieu of meetings) including without limitation for the election or removal of directors of the Company. To the extent that any provision of Delaware law would require that a holder of non-voting capital stock of the Company be entitled to vote any share of non-voting stock held on any matter at any meeting of stockholders (or written action in lieu of meetings) including without limitation any matter set forth in Sections 266 and 390 of the Delaware General Corporation Law, each holder of Class B Common Stock and Class C Common Stock agrees to vote (or execute a written action, in lieu of meeting) all shares of Class B Common Stock or Class C Common Stock, as applicable, held by it in favor of the vote (or written action, in lieu of meeting) of the holders of a majority of the outstanding shares of voting capital stock of the Company entitled to vote on such matter and shall promptly execute, upon request by the Board of Directors of the Company, such consent, resolution, proxy, or other authorization evidencing such vote or approval. There shall be no cumulative voting.

Dividend Rights

Holders of Common Stock will share equally in any dividend declared by our Board of Directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

The Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up, subject to the rights of any preferred shareholders.

All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities do not have any voting rights.

The Company has a stockholders agreement in place for holders of Class A Common Stock and Class B Common Stock. It will not apply to holders of Class C Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Company has a right of first refusal on transfers as more fully set forth in the Subscription Agreement.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- As a holder of Securities, you will have no rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will have fewer rights than those of other investors and will have limited influence on the Company's corporate actions.

Investment Bonus

The Company will offer additional shares as a bonus ("Bonus Shares") to Investors depending on how much has been raised in the Offering when the investment is made, as follows:

$0 - $250,000 Raised
- 200% Bonus Shares

$250,001 - $750,000 Raised
- 150% Bonus Shares

$750,001 - $1,500,000 Raised
- 100% Bonus Shares

$1,500,001 - $3,000,000 Raised
- 50% Bonus Shares

$3,000,001 - $5,000,000 Raised
- 5% Bonus Shares

Each investor will be entitled to receive a FREE digital download copy of Heatwave Heroes: Firefighters Unite ($59.99 MSRP value) when the game is made available during preview week, ahead of the general public.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of

10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	John F. Kirsch
Relationship to the Company	Father of Evan J. Kirsch (Director and CEO of the Company)
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	They will receive 12-months of guaranteed interest not to exceed 30%.
Benefits or compensation received by Company	The Company received the $100,000.00 as a loan.
Description of the transaction	This was a loan to Frozen Puck Labs, Inc. to cover the cost of promoting the investment raise.
Related Person/Entity	Evan Kirsch
Relationship to the Company	Director and CEO
Total amount of money involved	$450.00
Benefits or compensation received by related person	Money advance
Benefits or compensation received by Company	None
Description of the transaction	The Company advanced money to its sole shareholder, officer and director in 2023.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

N/A

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Evan Kirsch
(Signature)

Evan Kirsch
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Martin Schackner
(Signature)

Martin Schackner
(Name)

Director
(Title)

10/15/24
(Date)

/s/Nic Peterson
(Signature)

Nic Peterson
(Name)

Director
(Title)

10/15/24
(Date)

/s/Evan Kirsch
(Signature)

Evan Kirsch
(Name)

CEO
(Title)

10/15/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement

EXHIBIT A

Financial Statements

Frozen Puck Labs, Inc. (the "Company") a Delaware Corporation

Financial Statements (Audited) and
Independent Auditor's Report

For the Year Ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Frozen Puck Labs, Inc.

We have audited the accompanying statement of financial position of Frozen Puck Labs, Inc. as of the year ended December 31, 2023 and the related statement of operations and comprehensive income, statement of changes in stockholder's equity (deficit), and statement of cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Frozen Puck Labs, Inc. as of its year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 30, 2024
Vincenzo Mongio

FROZEN PUCK LABS, INC.
CONSOLIDATED BALANCE SHEET (AUDITED)

		December 31, 2023
Assets		
Current Assets:		
Cash and Cash Equivalents	$	2,320
Advance to Shareholder		450
Total Current Assets		**2,770**
Total Assets	$	**2,770**
Liabilities and Stockholder's Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	$	1,903
Total Current Liabilities		**1,903**
Total Liabilities		**1,903**
Commitments and Contingencies (Note 4)		
Stockholder's Equity (Deficit)		
Common Stock, $0.0001 Par Value - 10,000 Shares Authorized, 6,500 Issued and Outstanding as of December 31, 2023.		1
Additional Paid In Capital		9,999
Accumulated Deficit		(9,133)
Total Stockholder's Equity (Deficit)		**867**
Total Liabilities and Stockholder's Equity (Deficit)	$	**2,770**

FROZEN PUCK LABS, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS) (AUDITED)

	For the Year Ended December 31, 2023
Revenues:	
Revenues	$ -
Total Revenues	$ -
Cost of Sales	
Cost of Sales	-
Total Cost of Sales	$ -
Gross Profit	$ -
Operating Expenses:	
Advertising and Marketing	$ 7,000
Legal and Professional	2,053
Selling, General and Administrative	80
Total Operating Expenses	$ 9,133
Other (Income) Expense:	
Total Other (Income) Expense	$ -
Loss from Continuing Operations Before Income Taxes	$ (9,133)
Provision for Income Taxes	-
Net Income (Loss)	$ (9,133)

FROZEN PUCK LABS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT) (AUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock, Par Value $0.0001		Additional Paid In Capital		Accumulated		Total Stockholder's	
	Shares	Amount	Amount		Deficit		Deficit	
Balance on April 11, 2023	-	$ -	$ -	$	-	$	-	
Issuance of Units	6,500	$ 1	$ 9,999	$	-	$	10,000	
Capital Distributions	-	$ -	$ -	$	-	$	-	
Net Income	-	$ -	$ -	$	(9,133)	$	(9,133)	
Balance on December 31, 2023	6,500	$ 1	$ 9,999	$	(9,133)	$	867	

FROZEN PUCK LABS, INC. STATEMENT
OF CASH FLOWS (AUDITED)

	For the Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	$ (9,133)
Adjustments to reconcile net loss to net cash provided by (used in)	
operating activities:	
Changes in operating assets and liabilities:	
Advance to Shareholder	(450)
Accounts Payable	1,903
Net Cash Flows provided by (used in) Operating Activities	$ (7,680)
INVESTING ACTIVITIES	
Net Cash Flows provided by (used in) Investing Activities	$ -
FINANCING ACTIVITIES	
Sale of Common Stock	$ 10,000
Net Cash Flows provided by (used in) Financing Activities	$ 10,000
Net change in cash	$ 2,320
Cash and Equivalents at the beginning of the year	-
Cash and Equivalents at the end of the year	$ 2,320
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES	
AND SUPPLEMENTAL DISCLOSURES	
Right of Use Asset obtained in exchange for a Lease Liability	$ -

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Frozen Puck Labs, Inc. (the "Company") was incorporated in Delaware on April 11, 2023. The company has not commenced operations and plans to create immersive and innovative gaming experiences that captivate gamers and first-responders worldwide and attract third-party support from firefighters themselves, their families, Union Associations, and many other strategic partners. The Company's games aim to raise the collective awareness about the true heroic nature of first responders and the physical, mental, and health-related challenges they face daily. The Company plans to attract a high-level of purchase participation through a percentage of profits flowing back to the International Association of Fire Fighters Foundation (IAFF) in all of the games in the Heatwave Heroes franchise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

    Step 1: Identify the contract(s) with customers
    Step 2: Identify the performance obligations in the contract
    Step 3: Determine the transaction price
    Step 4: Allocate the transaction price to performance obligations
    Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. At inception, the Company did not have any financial transactions or tax burden.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During 2023, the Company advanced money to its sole shareholder. The amount is for $450 and is non-interest bearing and does not have a maturity date.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 10,000 shares of common stock with a par value of $.0001 per share. The Company issued 6,500 shares of common stock for total proceeds of $10,000. The number of shares issued and outstanding as of December 31, 2023 was 6,500 shares of common stock.

Common stockholders are entitled to one vote for each share of stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2024, the date these financial statements were available to be issued.

NOTE 6 – SUBSEQUENT EVENTS (CONTINUED)

In July of 2023, the Company issued an unsecured loan agreement in exchange for $100,000. The fee for this loan is 30% of the loan and has a maturity date of 12 months.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT B

Business Plan



Investor Deck

2024







We're an agile team of industry pioneers and gaming experts that understand how to maximize shareholder value.



Some of Our Relevant Experience

















Marty Schackner
Partner & Advisor

Marty Shackner is a leader in the financial community and has built a 35-year track record in which he executed nearly $35 billion of transactions as an investor, principal, and advisor. He has engaged in significant real estate, energy, and media transactions with various operating companies.



Evan Kirsch
Founder & CEO

Evan Kirsch is a serial entrepreneur who has built multiple 7-figure companies in the digital marketing, blockchain and now gaming space. He specializes in building innovative organizational structures and driving shareholder value through efficient utilization of both human and capital resources.

For 15-years, Evan has navigated clients from coast-to-coast in their pursuit to innovate where they differentiate to ensure they are constantly producing at the forefront of their industries.



Nic Peterson
Director of Partnerships

Nic Peterson is a serial entrepreneur who has built multiple 7 & 8 figure companies in the digital marketing and blockchain space. He specializes in bridging the gap between human behavior and technology driving adoption and synergistic activities through new strategic partnerships.



What is Heatwave: Heroes Unite?

Heatwave Heroes: Firefighters Unite is a multi-platform role playing game that empowers firefighters while engaging the broader community through fire fighting adventures that celebrate courage, teamwork, and heroism.



Why It Matters

A portion of all game sales are donated to the International Association of Fire Fighters (IAFF), to assist in furthering their mission to advance the rights, safety, and future of firefighters.



Game Trailer

Learn more at **heatwaveheroes.com**





Team Size - 35 Headcount



TEAM - HEADCOUNT 35	Allocation	Quantity	Months
Design & Production		2	
Executive Producer	100%	1	24
Producer	100%	1	24
Programming		6	
Technical Director	100%	1	24
Lead Programmer	100%	1	24
Gameplay Programmer	100%	2	24
Online Programmer	100%	2	22
Art		19	
Art Director	100%	1	24
Lead 2D Artist	100%	1	24
2D Artist	100%	2	24
2D UI / UX Artist	100%	1	21
Lead 3D Artist	100%	1	24
3D Character Artist	100%	3	18
3D Environment Artist	100%	3	18
Rigger	100%	2	18
Animator / VFX Artist	100%	3	19
Technical Artist - Engine	100%	2	18
Music & SFX		2	
Sound designer / engineer	50%	1	22
Music composer	50%	1	8
QA		6	
Lead QA	100%	1	24
Functional QA	100%	5	15

Design & Development Timeline



Version 0.1				PREPRODUCTION			FIRST PROTOTYPE			ALPHA VERSION						BETA VERSION						MASTER CANDIDATE					
TEAM - HEADCOUNT 35	Allocation	Quantity	Months	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
Design & Production		2																									
Executive Producer	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Producer	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Programming		6																									
Technical Director	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lead Programmer	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Gameplay Programmer	100%	2	24	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Online Programmer	100%	2	22	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Art		19																									
Art Director	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lead 2D Artist	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
2D Artist	100%	2	24	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
2D UI / UX Artist	100%	1	21	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lead 3D Artist	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
3D Character Artist	100%	3	18				3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
3D Environment Artist	100%	3	18				3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Rigger	100%	2	18				2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2			
Animator / VFX Artist	100%	3	19				2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	2	2	2
Technical Artist - Engine	100%	2	18				1	1	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1
Music & SFX		2																									
Sound designer / engineer	50%	1	22			1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Music composer	50%	1	8														1	1	1	1	1	1	1	1			
QA		6																									
Lead QA	100%	1	24	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Functional QA	100%	5	15				1	1	1	2	2	2	2	2	2	5	5	5	3	5	5	5	5	5	5	5	5

5 Year Financial Projections – Per Game



Game 1 - Heatwave Heroes (Project Inferno)
December 2026 Launch

Free Local Station Pack, Physical & Digital Founding Member Challenge Coin, Early Access to Open Beta, Digital Delivery of Game at Launch

	Year 1 (Presale)					
# of UNION users	150,000.00					
approximate presale/postsale game revenue per user	$60.00					
total presale/postsale game revenue from user	$9,000,000.00					
8.5% Indiegogo Fee + Processing Fee	$990,000.00					
contribution back to IAFF (8% of game sales)	$720,000.00					
Net game revenue post contribution to IAFF & fees	$7,290,000.00	$48.60 Net Per Game				

	Year 1 (Presale)	Year 2	Year 3 (Open to Public)	Year 4	Year 5	Total
# of PUBLIC users	250,000.00	450,000.00	1,000,000.00	200,000.00	100,000.00	2,000,000.00
approximate presale/postsale game revenue per user	$60.00	$60.00	$60.00	$60.00	$60.00	
total presale/postsale game revenue from user	$24,000,000.00	$27,000,000.00	$60,000,000.00	$12,000,000.00	$6,000,000.00	$129,000,000.00
8.5% Indiegogo Fee + Processing Fee	$2,640,000.00	$2,970,000.00	$6,600,000.00	$1,320,000.00	$660,000.00	$14,190,000.00
contribution back to IAFF (8% of game sales)	$1,920,000.00	$2,160,000.00	$4,800,000.00	$960,000.00	$480,000.00	$10,320,000.00
Net game revenue post contribution to IAFF & fees	$19,440,000.00	$21,870,000.00	$48,600,000.00	$9,720,000.00	$4,860,000.00	$104,490,000.00
Net Per Game	$48.60	$48.60	$48.60	$48.60	$48.60	
approximate ongoing revenue per user per year			$19.99	$19.99	$19.99	
total on-going annual revenue per year			$3,998,000.00	$4,797,600.00	$5,197,400.00	$13,993,000.00
approx. ad revenue per year (TBD)		$10,000,000.00	$10,000,000.00	$10,000,000.00	$10,000,000.00	$40,000,000.00
total gross revenue per year	$24,000,000.00	$37,000,000.00	$73,998,000.00	$26,797,600.00	$21,197,400.00	$182,993,000.00
Expenses Per Game						
Cinematic Trailer, Storyboard, Scripting = Presale Materials	$50,000.00					$50,000.00
3D modeling & rigging (one-time)	$150,000.00					$150,000.00
game design + dev (one-time) - 35 headcount	$4,750,000.00	$4,750,000.00				$9,500,000.00
maintenance and improvements		$5,000,000.00	$5,000,000.00	$5,000,000.00	$5,000,000.00	$20,000,000.00
marketing advertising and PR	$2,500,000.00	$10,000,000.00	$15,000,000.00	$5,000,000.00	$2,500,000.00	$32,500,000.00
Estimated 1st & 2nd Year Costs	$7,450,000.00	$19,750,000.00				$7,450,000.00
Estimated On-Going Costs			$20,000,000.00	$10,000,000.00	$7,500,000.00	$37,500,000.00
Gross Profit	$16,550,000.00	$17,250,000.00	$53,998,000.00	$16,797,600.00	$13,697,400.00	$118,293,000.00 Gross Profit
Tax	$4,965,000.00	$5,175,000.00	$16,199,400.00	$5,039,280.00	$4,109,220.00	$35,487,900.00
Net Profit	$11,585,000.00	$12,075,000.00	$37,798,600.00	$11,758,320.00	$9,588,180.00	$82,805,100.00 Net Profit

Consolidated 5 & 10 Year Financials

Total Game Revenue Over 5 Years	$438,000,000.00				
New Game Initiated Each Year *(does not include secondary sales)*					
	Year 1	Year 2	Year 3	Year 4	Year 5
Game 1	$24,000,000.00	$27,000,000.00	$60,000,000.00	$12,000,000.00	$6,000,000.00
Game 2		$24,000,000.00	$27,000,000.00	$60,000,000.00	$12,000,000.00
Game 3			$24,000,000.00	$27,000,000.00	$60,000,000.00
Game 4				$24,000,000.00	$27,000,000.00
Game 5					$24,000,000.00

Total Donations to the IAFF Over 5 Years (8% of Sales)	$35,040,000.00				
New Game Initiated Each Year *(does not include secondary sales)*					
	Year 1	Year 2	Year 3	Year 4	Year 5
Game 1	$1,920,000.00	$2,160,000.00	$4,800,000.00	$960,000.00	$480,000.00
Game 2		$1,920,000.00	$2,160,000.00	$4,800,000.00	$960,000.00
Game 3			$1,920,000.00	$2,160,000.00	$4,800,000.00
Game 4				$1,920,000.00	$2,160,000.00
Game 5					$1,920,000.00

Total Net Profit Over 5 Years	$252,725,620.00				
New Game Initiated Each Year *(does not include secondary sales)*	Year 1	Year 2	Year 3	Year 4	Year 5
Game 1	$11,585,000.00	$12,075,000.00	$37,798,600.00	$11,758,320.00	$9,588,180.00
Game 2		$11,585,000.00	$12,075,000.00	$37,798,600.00	$11,758,320.00
Game 3			$11,585,000.00	$12,075,000.00	$37,798,600.00
Game 4				$11,585,000.00	$12,075,000.00
Game 5					$11,585,000.00



Cash Flow Management

Cashflow Management Per Game Over 5 Years	$66,450,000.00					
	Year 1	Year 2	Year 3	Year 4	Year 5	
Cinematic Trailer, Storyboard, Scripting + Presale Materials	$50,000.00					$50,000.00
3D modeling & rigging (one-time)	$150,000.00					$150,000.00
game design + dev (one-time) - 35 headcount	$4,750,000.00	$4,750,000.00				$9,500,000.00
maintenance and improvements		$5,000,000.00	$5,000,000.00	$5,000,000.00	$5,000,000.00	$20,000,000.00
administration + overhead	$850,000.00	$850,000.00	$850,000.00	$850,000.00	$850,000.00	$4,250,000.00
markteing advertising and PR	$2,500,000.00	$10,000,000.00	$15,000,000.00	$5,000,000.00	$2,500,000.00	$32,500,000.00
Development Costs Per Game: Overhead between $500K-$2.2M per month for a AAA game with a 24-month development timeline.						
Distributed Across 5 Stages: Pre-production, First Prototype, Alpha Version, Beta Version & Master Candidate						

  

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EXHIBIT C

Video Transcript

Welcome to the Future of Gaming Innovation. Meet Frozen Puck Labs. At Frozen Puck Labs, we are more than just game developers. We are pioneers crafting immersive worlds that not only entertain, but also support a noble cause. Our mission is to honor and give back to first responders through our groundbreaking games. The gaming industry is set to surpass $200 billion by 2025, and Frozen Puck Labs is uniquely positioned to lead with our debut title, Heatwave Heroes: Unite. Heatwave Heroes Unite invites players into a vibrant, dynamic world where every decision has impact. Players step into the shoes of heroes facing challenges that test their skills encourage, mirroring the real world bravery of first responders. Recently, Microsoft purchased gaming powerhouse Activision Blizzard for over $68 billion and changed the gaming world forever. Now, frozen Puck Labs is on the cusp of making its own historic mark. By investing. Today, you can be part of this exciting new chapter.

With our visionary team and a pipeline of exciting future releases, we're projecting $500 million in revenue over the next five years. Our game is designed not just to captivate, but to create a lasting impact from realistic simulations to immersive narratives. Our game stands at the forefront of innovation. This is more than an investment. It's a chance to be part of a revolutionary journey in gaming. Now is the time to seize this opportunity. Not only is the global gaming market growing exponentially, but it's also building loyal communities and bringing families together worldwide. Player engagement exceeds over 12 hours a week across multiple devices, while gaming participation initiates friendships and fun for millions around the world. By joining us, you're not only investing in a game, but in a movement that merges cutting edge technology with a commitment to honoring those who serve and protect. Frozen Puck Labs, where extraordinary returns meet meaningful impact.

At Frozen Puck Labs, we are not just creating games, we are crafting immersive experiences that honor the legacies of first responders everywhere. With the gaming industry set to surpass $200B this year, Frozen Puck Labs is leading the charge with our debut release, Heatwave Heroes: Unite. Step into a dynamic world where you become the hero. With our visionary team leading the way, we project $500M in revenue over the next 5 years. Seize the chance to invest in Frozen Puck Labs by calling 1-800-345-7658 today.

The global gaming industry is exploding. Estimated to exceed over $200 billion by 2025. Leading this search is Frozen Puck Labs. With their debut release, Heatwave Heroes: Unite. Step into a realistic dynamic world where every decision counts and every challenge can save a life where you become the hero. At Frozen Puck Labs, we're not just creating games, we're crafting immersive experiences that honor the legacies of first responders everywhere. Recently, Microsoft purchased gaming Powerhouse Activision Blizzard for over $68 billion and changed the gaming world forever. Call 1-800-345-7658 to invest in Frozen Puck Labs today so you could be part of the next historic acquisition. With our visionary team leading the way, we project $500 million in revenue over the next five years. Seize the chance to invest in frozen puck labs by calling 1-800-345-7658 today. Frozen Puck Labs, your gateway to extraordinary returns and meaningful impact.

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Frozen Puck Labs, Inc.
390 NE 191st St, STE 8455
Miami, FL 33179

Ladies and Gentlemen:

The undersigned (the "Purchaser") understands that Frozen Puck Labs, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), is offering up to $5,000,000.00 of shares of Class C Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C filed with the SEC, as amended from time to time (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on September 30, 2025, or at such other time and place as the Company may designate by notice to the Purchaser.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The Purchaser shall receive notice and evidence of the entry of the number of Securities owned by Purchaser reflected on the books and records of the Company and verified by KoreTransfer (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.
i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

d) Status of Undersigned.
i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF and in a manner consistent with this Subscription Agreement.

f) Purchaser information; Personal Data.

i. Within five days after receipt of a request from the Company, the Purchaser agrees to provide such information with respect to its status as a stockholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Purchaser agrees to provide the Company all personal data or information (including copies of Purchaser's passport or driver license or, if available, the Purchaser's FinCEN identifier, in the event the Purchaser's beneficial ownership must be disclosed pursuant to the Corporate Transparency Act of 2019 (or any other applicable law).**

7. The Company's Right of First Refusal. In addition to the foregoing transfer restrictions, no Securities issued pursuant to this Agreement, nor any beneficial interest in such Securities, shall be sold, transferred, encumbered or otherwise disposed of in any way (voluntarily or involuntarily, whether by operation of law or otherwise) by the Purchaser or any subsequent transferee, other than in compliance with the Company's right of first refusal provisions contained in this Section 7.

(a) *Right of First Refusal.* In the event that the Purchaser proposes to sell, pledge or otherwise transfer to a third party (the "Transferee") all or a portion of the Securities, or any interest therein, the Company shall have the right of first refusal with respect to such Securities (the "Right of First Refusal"). If the Purchaser desires to transfer all or a portion of the Securities, the Purchaser shall give a written notice (the "Transfer Notice") to the Company describing fully the proposed transfer, including the number of Securities proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, state or foreign securities laws. The Transfer Notice shall be signed both by the Purchaser and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Securities. The Company shall have the right to purchase the Securities on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Subsection (b) below) by delivery of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

(b) *Transfer of Securities.* If the Company fails to exercise its Right of First Refusal within thirty (30) days after receiving the Transfer Notice, the Purchaser may, not later than ninety (90) days after the Company received the Transfer Notice, conclude a transfer of the Securities subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, state and foreign securities laws and not in violation of any other contractual restrictions to which the Purchaser is bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Purchaser, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 7(a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Securities on the terms set forth in the Transfer Notice within sixty (60) days after the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Securities was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Securities with cash equal to the present value of the consideration described in the Transfer Notice.

(c) *Additional or Exchanged Securities and Property.* In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Securities subject to this Section 7 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Securities subject to this Section 7.

(d) *Termination of Right of First Refusal.* Any other provision of this Section 7 notwithstanding, in the event that the capital stock of the Company is readily tradable on an established securities market when the Purchaser desires to transfer Securities, the Company shall have no Right of First Refusal, and the Purchaser shall have no obligation to comply with the procedures prescribed above.

(e) *Exception for Certain Family Transfers.* Notwithstanding anything to the contrary contained elsewhere in this Section 7, the transfer of any or all of the Securities during the Purchaser's lifetime or on the Purchaser's death by will or intestacy to the Purchaser's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Purchaser or any such person, shall be exempt from the provisions of this section; *provided* that, in each such case, the transferee agrees in writing to receive and hold the Securities so transferred subject to all of the provisions of this Agreement, including but not limited to this section, and there shall be no further transfer of such Securities except in accordance with the terms of this section.

(f) *Termination of Right of First Refusal.* The right of first refusal contained in this Section 7 shall terminate as to all Securities issued hereunder upon the earlier of: (i) the closing date of the first sale of common stock to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act; and (ii) the closing date of a change of control pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

(g) *Assignment of Right of First Refusal.* The Company may freely assign the Company's Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all of the Company's rights and obligations under this Section 7.

8. Lock-Up Agreement. If so requested by the Company or the underwriters in connection with the initial public offering of the Company's securities registered under the Securities Act, the Purchaser shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however or whenever acquired (except for those being registered) without the prior written consent of the Company or such underwriters, as the case may be, for 180 days from the effective date of the registration statement, plus such additional period, to the extent required by FINRA rules, up to a maximum of 216 days from the effective date of the registration statement, and the Purchaser shall execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such offering.

9. Drag-Along Rights.

(a) *Participation in Approved Transaction.* If the stockholders of the Company (the "Approving Stockholders") approve a transaction or series of related transactions (whether structured as a stock sale, asset sale, merger, consolidation, reorganization, joint venture or otherwise) negotiated on an arm's-length basis providing for the transfer of at least a majority of the outstanding shares of the capital stock approved a sale of all or substantially all of the assets of the Company to an unaffiliated bona fide third party (an "Approved Transaction"), then the Purchaser covenants and agrees (i) to vote all of its Securities in favor of such Approved Transaction if such a vote shall be required and (ii) to sell all of its Securities to the purchaser in such Approved Transaction if such sale shall be required as part of such Approved Transaction.

(b) *Cooperation.* Purchaser agrees to cooperate fully with the Approving Stockholders in any such Approved Transaction and to execute and deliver all documents (including purchase agreements) and instruments as the Approving Stockholders reasonably request to effect such Approved Transaction (including, without limitation, the making of all commercially reasonable representations, warranties and indemnifications and participating in any escrow arrangements), so long as the Approving Stockholders enter into a substantially similar agreement or agreements.

(c) *Equivalent Consideration.* The obligations of the Purchaser with respect to an Approved Transaction are subject to the Purchaser's receipt, upon the consummation of the Approved Transaction, of a substantially equivalent form of consideration and amount of consideration per share as is receivable by the Approving Stockholders, and upon substantially the same terms and conditions with respect to such shares as those applicable to the Approving Stockholders.

(d) *Expenses for Approved Transaction.* The Company shall pay the costs of any Approved Transaction to the extent such costs are incurred for the benefit of the Purchaser and are not otherwise paid by the acquiring party. For purposes of this subsection, costs incurred in exercising reasonable efforts to take all actions in connection with the consummation of such an Approved Transaction shall be deemed to be for the benefit of the Purchasers. Costs incurred by Purchaser on its own behalf shall otherwise not be considered costs of the transaction hereunder.

10. Waiver of Statutory Information Rights. Purchaser acknowledges and understands that, but for the waiver made herein, the Purchaser would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware (any and all such rights, and any and all such other rights of the Purchaser as may be provided for in Section 220, the "Inspection Rights"). In light of the foregoing, until the first sale of common stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the SEC under the Securities Act, the Purchaser hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of the Purchaser in Purchaser's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220. The foregoing waiver shall not apply to any contractual inspection rights of the Purchaser under any written agreement with the Company.

11. Conditions to Obligations of the Undersigned and the Company. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

12. Obligations Irrevocable. Following the Closing, the obligations of the Purchaser shall be irrevocable.

13. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF and this Subscription Agreement.

14. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

15. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

16. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

18. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

19. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

20. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

21. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Frozen Puck Labs, Inc. 390 NE 191st St, STE 8455 Miami, FL 33179 Attn: Evan Kirsch, CEO Email: evan@frozenpucklabs.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

24. Notification of Changes. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

25. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

26. Electronic Delivery. The Company may, in its sole discretion, decide to deliver this Subscription Agreement, any documents related to this Subscription Agreement or any notices required by applicable law or the Company's Certificate of Incorporation, as amended, or bylaws by email or any other electronic means pursuant to Section 232 of the Delaware General Corporation Law (or any successor thereto). Purchaser hereby consents to (i) conduct business electronically, (ii) receive such documents and notices by such electronic delivery, and (iii) sign documents electronically and the undersigned hereby agrees to participate in communications, document access and delivery, transfers, exchange or resales of securities and any other corporate transactions (consistent with applicable law) through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

Frozen Puck Labs, Inc.
By_____ Name: Evan Kirsch Title: CEO